UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNIVISION COMMUNICATIONS INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

914906102

(CUSIP Number)

Matthew Topham, Esq.	Laurie Smiley, Esq.
Preston Gates & Ellis LLP	Irene Song, Esq.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 914906102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on May 15, 2006 (the “Schedule 13D”) with respect to the Class A Common Stock, $0.01 par value (the “Class A Common Stock”) of Univision Communications Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California  90067.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following:

Cascade is no longer working with the parties identified in the Schedule 13D for the purpose of making a plan or proposal for a transaction involving the Issuer and Cascade does not currently have any specific plans or proposals that relate to or would result in any of the matters described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby replaced in its entirety by the following:

(a)  At the time of filing the Schedule 13D, the Bill & Melinda Gates Foundation Trust (“BMGFT”) beneficially owned 100,000 shares of the Class A Common Stock.  For purposes of Rule 13d-3 under the Act, William H. Gates III (“Gates”) may have been deemed to beneficially own the shares of Class A Common Stock owned by BMGFT because as one of the Co-Trustees of BMGFT, Gates shares the right to exercise voting power and investment power over such shares.  On December 18, 2006, BMGFT sold all of its shares of Class A Common Stock.  Therefore, Gates no longer beneficially owns any shares of the Class A Common Stock.

(b)  As explained above, as a Co-Trustee of the Foundation, Gates may be deemed to have shared power to vote or direct the vote of and dispose or direct the disposition of the 100,000 shares of Class A Common Stock owned by BMGFT.

(c)  On December 18, 2006, BMGFT sold 100,000 shares of Class A Common Stock at an average price of $35.3398 in open market transactions on the New York Stock Exchange through brokers.

(d)  Not applicable.

(e)  On December 18, 2006, Gates ceased to be the beneficial owner of shares of Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2007

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.